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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Coyote Sports, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    224071100
                                 (Cusip Number)

                               Mr. Mark A. Pappas
                             307 West Seventh Street
                                   Suite 1210
                             Fort Worth, Texas 76102
                                 (817) 810-0014
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,207,692 shares, which constitutes approximately 21.4% of the 5,630,692 shares of Stock outstanding.



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1.  Name of Reporting Person:

         Paragon Coyote Texas Ltd.

2.  Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /

3.  SEC Use Only

4.  Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           /   /

6.  Citizenship or Place of Organization:       Texas


                           7.   Sole Voting Power:              1,207,692 (1)(2)
Number of
Shares
Beneficially               8.   Shared Voting Power:                  -0-
Owned By
Each
Reporting                  9.   Sole Dispositive Power:         1,207,692 (1)(2)
Person
With
                           10.  Shared Dispositive Power:             -0-


11. Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,207,692 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           /   /

13. Percent of Class Represented by Amount in Row (11):           21.4%

14. Type of Reporting Person:          PN



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------------

(1) Power is exercised through its sole general partner, Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.


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1.  Name of Reporting Person:

       Paragon Management Group, Inc.

2.  Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /

3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           /   /

6.  Citizenship or Place of Organization:       Texas


                           7.  Sole Voting Power:            1,207,692 (1)(2)(3)
Number of
Shares
Beneficially               8.  Shared Voting Power:                   -0-
Owned By
Each
Reporting                  9.  Sole Dispositive Power:       1,207,692 (1)(2)(3)
Person
With
                           10. Shared Dispositive Power:              -0-


11. Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,207,692 (2)(3)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           /   /

13. Percent of Class Represented by Amount in Row (11):           21.4%

14. Type of Reporting Person:          CO



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------------

(1)  Acting through its President, Mark A. Pappas.

(2) Solely in its capacity as the sole general partner of Paragon Coyote Texas Ltd.

(3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.


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1.  Name of Reporting Person:

      Mark A. Pappas

2.  Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /

3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           /   /

6. Citizenship or Place of Organization:       USA


                           7.  Sole Voting Power:                1,207,692(1)(2)
Number of
Shares
Beneficially               8.  Shared Voting Power:                    -0-
Owned By
Each
Reporting                  9.  Sole Dispositive Power:           1,207,692(1)(2)
Person
With
                           10. Shared Dispositive Power:               -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,207,692 (1)(2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           /   /

13. Percent of Class Represented by Amount in Row (11):           21.4%

14. Type of Reporting Person: IN



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------------

(1)  Solely in his capacity as the President of Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.


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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated March 30, 1998, as amended by Amendment No. 1 thereto dated October 13, 1998, relating to the common stock, par value $0.001 per share (the "Stock"), of Coyote Sports, Inc., a Nevada corporation (the "Issuer").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 hereby is amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of Stock are as follows:


     REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

      The Partnership          (1)               $ 1,000,000(1)

                               (2)               $ 3,600,000(3)

                               (4)               See Item 6.

      Paragon             Not Applicable         Not Applicable

      MAP                 Not Applicable         Not Applicable

            (1) 307,692 of the shares of the Stock reported herein as directly owned by the Partnership were issued in connection with the $6,000,000 loan that the Partnership made to the Issuer. See Item 6.

            (2) The source of the funds to be used by the Partnership to exercise part or all of the Unifiber Option, assuming such exercise, has not yet been determined. See Item 6.

            (3) The indicated amount assumes exercise in full of the Unifiber Option at the price of $6.90 per share of Stock. See Item 6.

            (4) 378,261 of the shares of the Stock reported herein as directly owned by the Partnership were issued in connection with the Consulting Agreement. See Item 6.


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Item 4.  PURPOSE OF TRANSACTION.

         No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a) through (c) of Item 5 hereby are amended in their entirety to read as follows:

         (a)

         The Partnership

         The aggregate number of shares of the Stock that the Partnership owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,207,692, which constitutes approximately 21.4% of the outstanding shares of the Stock.

         Paragon

         Because of its position as the sole general partner of the Partnership, Paragon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,207,692 shares of the Stock, which constitutes approximately 21.4% of the outstanding shares of the Stock.

         MAP

         Because of his position as the President of Paragon, MAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,207,692 shares of the Stock, which constitutes approximately 21.4% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         The Partnership

         Acting through its sole general partner and assuming exercise in full of the Unifiber Option, the Partnership has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,207,692 shares of the Stock.




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         Paragon

         Acting through its President and assuming exercise in full of the Unifiber Option, and in its capacity as the sole general partner of the Partnership, Paragon has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,207,692 shares of the Stock.

         MAP

         In his capacity as Paragon's President and assuming exercise in full of the Unifiber Option, MAP has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,207,692 shares of the Stock.

         (c) Except as set forth in Item 6 of this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

         (d)-(e)  No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 hereby partially is amended by adding at the end thereof the following:

         On January 27, 1999, but effective as of December 30, 1998, the Issuer and the Partnership, among others, entered into the First Amendment to Loan Agreement, which is filed herewith as Exhibit 10.10 (the "First Amendment"). The description that follows of the First Amendment is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibit 10.10.

         Pursuant to the First Amendment, Section 4.13 of the Loan Agreement has been amended to change the first reset date (as described therein) from the first anniversary of the closing under the Loan Agreement to December 30, 1998 and, pursuant to the formula set forth in such Section 4.13, the Issuer has issued to the Partnership an additional 144,427 shares of the Stock effective as of such date.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.




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Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby partially is amended by adding at the end thereof the following:

Exhibit 10.10  --   First Amendment to Loan Agreement effective as of December
                    30, 1998, by and among Coyote Sports, Inc., Mel S.
                    Stonebraker, James M. Probst and Paragon Coyote Texas Ltd.

Exhibit 99.1   --   Agreement pursuant to Rule 13d-1(f)(1)(iii).


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 5, 1999

                                    PARAGON COYOTE TEXAS LTD.,
                                      a Texas limited partnership

                                    By:   Paragon Management Group, Inc.,
                                            a Texas corporation, General Partner

                                          By: /s/ Mark A. Pappas
                                                  Mark A. Pappas, President

                                    PARAGON MANAGEMENT GROUP, INC.,
                                      a Texas corporation

                                    By: /s/ Mark A. Pappas
                                            Mark A. Pappas, President

                                    /s/ Mark A. Pappas
                                    MARK A. PAPPAS


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                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

10.1              Loan Agreement dated as of March 19, 1998 by and among Coyote
                  Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon
                  Coyote Texas Ltd., previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.2              $6,000,000 Promissory Note dated as of March 19, 1998 made by
                  Coyote Sports, Inc. in favor of Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March
                  30, 1998.

10.3 Registration Rights Agreement dated as of March 19, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March
                  30, 1998.

10.4 Security Agreement dated as of March 19, 1998 by and between Mel S. Stonebraker, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party, previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.5 Security Agreement dated as of March 19, 1998 by and between James M. Probst, as Pledgor, and Paragon Coyote Texas Ltd., as
                  Secured Party, previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.6              Section 3 Agreement dated as of March 19, 1998 by and among
                  Robert W. Tennent, Special Trustee of the Tennent Family Trust dated as of November 20, 1989, Coyote Sports, Inc. and Paragon
                  Coyote Texas Ltd., previously filed with the Schedule 13D
                  Statement dated March 30, 1998.

10.7              $6,000,000 Promissory Note dated as of March 19, 1998 made by
                  Paragon Coyote Texas Ltd. in favor of Don & Marty Management
                  Group, Inc., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.8 Pledge Agreement dated as of March 19, 1998 by and between Paragon Coyote Texas Ltd., as Pledgor, and Don & Marty
                  Management Group, Inc., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.9 Consulting Agreement dated as of October 7, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with Amendment No. 1 to the Schedule 13D
                  Statement dated October 13, 1998.

10.10             First Amendment to Loan Agreement effective as of December 30,
                  1998, by and among Coyote Sports, Inc., Mel S. Stonebraker,
                  James M. Probst and Paragon Coyote Texas Ltd., filed herewith.

99.1              Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.



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